Filed Pursuant To Rule 433

Registration No. 333-180974

November 4, 2014

The Street: With Short-Term Interest Rates Expected to Rise, Is Gold A Buy?

November 3, 2014

Interviewer: Gold prices are down about 11% over the past year, currently trading at $11.68 per ounce, but with the Federal Reserve’s quantitative easing program gone, and the expectation that short-term interest rates will rise in 2015, what should your strategy be going forward when it comes to gold? Let’s bring in Will Rhind, Managing Director of Institutional Investment at the World Gold Council.

Now Will, we typically view gold as a hedge against market risk, but with quantitative easing gone and the expectation that the Fed will raise the Fed funds rate at some point next year, I mean rates have been near zero since December 2008, is this really the time to be getting into gold?

Will: Well I think the price at the moment reflects precisely the environment that you’re talking about, which is a stronger dollar primarily and a stronger U.S. economy. But gold is a global market and the majority of demand for gold comes actually from China, from India, from other emerging economies where it’s both a mechanism for savings but also a consumer asset.

Interviewer: Now talk to us about GDP. We’ve had a pretty strong reading last week. Third quarter GDP at an annualized 3.5%, but the jury’s still out over whether we’ll see the yearly growth rate above 2%. So going into fourth quarter, how should investors play gold?

Will: Well I think that from an investment perspective, you know, gold should be viewed as an allocation and a diversified portfolio, and the World Gold Council research suggests an allocation of somewhere between 2 and 10% in a diversified portfolio. Gold is not the primary asset that people are going to hold. People are still going to primarily hold equities and bonds, but as a mechanism for diversification as you talked about, gold is certainly something that we believe should belong in a diversified portfolio.

Interviewer: Talk to us about gold ETFs. Are these a smarter investment? Are they a more cost-effective option?

Will: Well gold ETFs are probably the most popular way for people to access and invest in the gold market. They’ve certainly been a credible success over the past 10 years. The largest gold ETF in the world is the GLD and has approximately $30 billion under management. And so they’re very, very popular for people, relatively easy to access, just because you can buy and sell just like a stock or share, and cost-effective as well. So they’re probably the most popular way that people use to access and invest in the gold market.

Interviewer: Well thanks for joining us.

Will: Thank you.

Interviewer: For The Street, I’m Scott Gamm in New York.

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